Norske Skog

Skogn, 2002-06-28

02 JUL -9 AM 11:05

United States Securities and Exchange Commission
Washington DC 20549

USA

02042468

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, June 28, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

M. Søfteland

for Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange June 28, 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dw 7/9

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

OSLO STOCK EXCHANGE

NSG – Sale of Power plants

Norske Skog is in final negotiations about a divestment of all of the thirteen hydro power plants which the company owns in Norway. Buskerud Kraftproduksjon will buy Norske Skog's power plants on the Drammen river system, on the Skien river system and in Flatanger in the county of Nord-Trøndelag, while Østfold Energi Produksjon will buy Norske Skog's power plants on the Halden river system. These sales are subject to the approval of the authorities, and it is expected that this procedure will be completed during autumn 2002. The transaction is subject to approval by Norske Skog's Board, which will consider the matter on July 2.

The power plants generate about 700 GWh, in a year of normal precipitation. The gross sales value is estimated to around NOK 1.3 billion, with an estimated capital gain of close to NOK 1 billion before tax, and of around NOK 500 million after tax. The pre-tax profit will be included in the profit and loss account under "Other items".

Oxenøen, 28.06.2002

NORSKE SKOG
Corporate Communications

Contact for the financial market:
VP Investor Relations Jarle Langfjæran, tel: + 47 909 78 434